Filed pursuant to Rule 433

Registration Statement No. 333-166746

Council of Europe Development Bank

Final Term Sheet – 28 February 2013

1.000% US$1.25bn Global Notes due 7th March 2018

Issuer:	Council of Europe Development Bank (CEB)

Issuer Ratings:[1]	Aaa – negative outlook (Moody’s) / AA+ – stable outlook (S&P) / AA+ – rating watch stable (Fitch)

Status of the Notes:	Senior, Unsecured, Unsubordinated

Size:	US$ 1,250,000,000.00

Pricing:	28 February 2013

Settlement:	7 March 2013 (T+5)

Coupon Payment Dates:	7 March and 7 September of each year with the Notes bearing interest from 7 March 2013, with the initial interest payment being made on 7 September 2013

Coupon:	1.000% (30/360, Following, Unadjusted)

Reoffer Spread vs Midswaps:	MS + 17.0 bps

Reoffer Spread vs Benchmark:	UST5 + 33.3 bps

Reoffer Price:	99.51%

Reoffer Yield:	1.101% semi-annual / 1.104% annual

Fees:	0.125%

All-in Price:	99.385%

[1]

Ratings are not a recommendation to purchase, hold or sell notes, in as much as the ratings do not comment as to market price or suitability for a particular investor. The ratings are based upon current information furnished to the rating agencies by the CEB and information obtained by the rating agencies from other sources. The ratings are only accurate as of the date thereof and may be changed, superseded or withdrawn as a result of changes in, or unavailability of, such information, and therefore a prospective purchaser should check the current ratings before purchasing the notes. Each rating should be evaluated independently of any other rating.

All-in Yield:	1.127% semi-annual

Net Proceeds:	US$ 1,242,312,500.00

Settlement:	DTC

Benchmark:	UST 0.75% due February 2018

Benchmark Yield:	0.768% semi-annual

Denominations:	US$ 1,000 and multiples thereof

Leads:	Credit Agricole / Deutsche Bank / Goldman Sachs International / TD Securities

Business Days:	New York, TARGET, London; Following unadjusted

Listing:	The Issuer has applied for the Notes to be admitted to the official list of, and to trading on the regulated market of, the Luxembourg Stock Exchange.

ISIN / CUSIP:	US222213AG54 / 222213AG5

Documentation:	US SEC-registered debt shelf program

Governing Law:	New York law, to the extent that the application of New York law does not derogate from the Third Protocol to the General Agreement on Privileges and Immunities of the Council of Europe of 6 March 1959 or from the Articles of Agreement of the Issuer

Costs and Expenses:	To be borne by the Joint Lead Managers except those of the Issuer’s own counsel and auditors.

Offers and sales in the United States will be made through affiliates of the Underwriters that are registered as broker-dealers, acting as U.S. selling agents.

It is expected that delivery of the Notes will occur on or about 7 March 2013, which will be the fifth business day following the initial date of trading of the Notes, such settlement cycle being referred to as “T+5”. Under applicable rules and regulations, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the initial trading date of the Notes and the next succeeding business day will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade Notes on the initial date of trading of the Notes or the next succeeding business day should consult their own advisor.

The Issuer has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies may be obtained from Deutsche Bank by calling toll-free at +1-800-503-4611. The registration statement including the prospectus may also be accessed through the hyperlink http://www.sec.gov/Archives/edgar/data/1472246/000119312510116321/dsb.htm, and the prospectus supplement may be accessed through the hyperlink http://www.sec.gov/Archives/edgar/data/1472246/000119312511122742/d424b3.htm . Information found through hyperlinks from the above hyperlink is not part of this Final Term Sheet.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.